                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

 /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 1995

                                       OR

 / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from ____________ to ____________

                         Commission file number 1-10745

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        CALDOR, INC. PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    The Caldor Corporation
                                    20 Glover Avenue
                                    Norwalk, Connecticut 06856-5620

CALDOR, INC. PROFIT SHARING PLAN
TABLE OF CONTENTS

                                                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                                                          1-2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits with Fund Information
     For the Years Ended December 31, 1995 and 1994                                                   3-4

   Statements of Changes in Net Assets Available for Benefits with Fund Information
     For the Years Ended December 31, 1995, 1994 and 1993                                             5-7

   Notes to Financial Statements                                                                      8-14

SUPPLEMENTAL SCHEDULES IN COMPLIANCE WITH THE EMPLOYEE
   RETIREMENT INCOME SECURITY ACT OF 1974 FOR THE YEAR ENDED
   DECEMBER 31, 1995:

   Item 27(a) - Schedule of Assets Held for Investment Purposes                                       15

   Item 27(d) - Schedule of Reportable Transactions - Aggregated by Issue                             16

   Item 27(d) - Schedule of Reportable Transactions - Single Transactions (none noted)

   Schedules relating to party-in-interest transactions, loans or fixed income obligations in default and leases in default have been omitted because there were none during the 1995 plan year.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
Caldor, Inc. Profit Sharing Plan
Norwalk, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Caldor, Inc. Profit Sharing Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the three years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte and Touche L.L.P.
June 17, 1996

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1995
- -----------------------------------------------------------------------------

                                                        PARTICIPANT DIRECTED
                                          -----------------------------------------------------------------
                                              CALDOR
                                              COMMON           EQUITY           FIXED
                                               STOCK            INDEX            INCOME           BALANCED
                                               FUND             FUND             FUND             FUND              TOTAL
ASSETS:
  Cash                                                      $       155       $       310       $       155       $       620
  Investments - at fair value             $   917,693        13,263,762         3,157,950         2,896,423        20,235,828
    (Note 2)
  Guaranteed investment contracts -
    at contract value (Note 2)                   --                --          16,680,622              --          16,680,622
                                          -----------       -----------       -----------       -----------       -----------

           Total investments                  917,693        13,263,917        19,838,882         2,896,578        36,917,070
                                          -----------       -----------       -----------       -----------       -----------
Receivables:
  Employee contribution                        42,396           155,453           193,138            80,082           471,069
  Employer contribution                       809,430              --                --                --             809,430
  Accrued interest and dividends                   49               148               306                59               562
                                          -----------       -----------       -----------       -----------       -----------
           Total receivables                  851,875           155,601           193,444            80,141         1,281,061
                                          -----------       -----------       -----------       -----------       -----------
           Total assets                     1,769,568        13,419,518        20,032,326         2,976,719        38,198,131
                                          -----------       -----------       -----------       -----------       -----------
LIABILITIES:
  Administrative expenses payable               2,745            18,734            29,856             4,180            55,515
                                          -----------       -----------       -----------       -----------       -----------
           Total liabilities                    2,745            18,734            29,856             4,180            55,515
                                          -----------       -----------       -----------       -----------       -----------
NET INTERFUND TRANSFERS                        (3,048)           (2,203)            4,512               739               --
                                          -----------       -----------       -----------       -----------       -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                $ 1,763,775       $13,398,581       $20,006,982       $ 2,973,278       $38,142,616
                                          -----------       -----------       -----------       -----------       -----------


See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1994
- -------------------------------------------------------------------------------

                                                                     PARTICIPANT DIRECTED
                                   -------------------------------------------------------------------
                                    CALDOR
                                    COMMON             EQUITY               FIXED
                                    STOCK               INDEX               INCOME          BALANCED
                                     FUND               FUND                 FUND             FUND              TOTAL
ASSETS:
  Investments - at fair            $3,533,149       $ 10,100,306        $  4,622,607        $1,826,103       $20,082,165
    value (Note 2)
  Guaranteed investment
    contracts - at contract
    value (Note 2)                       --                 --            15,641,593              --          15,641,593
                                   ----------       ------------        ------------        ----------       -----------

           Total investments        3,533,149         10,100,306          20,264,200         1,826,103        35,723,758
                                   ----------       ------------        ------------        ----------       -----------

Receivables:
  Employee contribution                64,085            152,818             202,115            73,944           492,962
  Employer contribution             1,119,077               --                  --                --           1,119,077
  Accrued interest and
   dividends                               96                 56                 520               136               808
                                   ----------       ------------        ------------        ----------       -----------

           Total receivables        1,183,258            152,874             202,635            74,080         1,612,847
                                   ----------       ------------        ------------        ----------       -----------

           Total assets             4,716,407         10,253,180          20,466,835         1,900,183        37,336,605
                                   ----------       ------------        ------------        ----------       -----------

LIABILITIES:

  Administrative expenses
    payable                             1,585              3,096               6,078               749            11,508
                                   ----------       ------------        ------------        ----------       -----------

           Total liabilities            1,585              3,096               6,078               749            11,508
                                   ----------       ------------        ------------        ----------       -----------

NET INTERFUND
  TRANSFERS                           150,593           (111,552)            (43,946)            4,905              --
                                   ----------       ------------        ------------        ----------       -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                     $4,865,415       $ 10,138,532        $ 20,416,811        $1,904,339       $37,325,097
                                   ==========       ============        ============        ==========       ===========


See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH
FUND INFORMATION
YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------

                                                     PARTICIPANT DIRECTED
                                        -------------------------------------------------------------------
                                           CALDOR
                                           COMMON             EQUITY            FIXED
                                           STOCK              INDEX            INCOME            BALANCED
                                            FUND              FUND              FUND               FUND               TOTAL
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF
  YEAR                                  $ 4,865,415        $10,138,532       $ 20,416,811        $1,904,339       $ 37,325,097
                                        -----------        -----------       ------------        ----------       ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Employer contributions                    809,430               --                 --                --              809,430
  Employee contributions                    576,370          1,626,622          2,104,095           775,670          5,082,757
  Interest and dividend income                3,157              2,676          1,278,049           103,760          1,387,642
  Realized/unrealized gain (loss)
    in fair value of investments         (4,211,785)         3,689,612               --             446,900            (75,273)
                                        -----------        -----------       ------------        ----------       ------------
           Total additions               (2,822,828)         5,318,910          3,382,144         1,326,330          7,204,556
                                        -----------        -----------       ------------        ----------       ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments                          338,973          2,188,331          3,315,919           311,875          6,155,098
  Administrative expenses                    17,535             81,299            119,064            14,041            231,939
                                        -----------        -----------       ------------        ----------       ------------
           Total deductions                 356,508          2,269,630          3,434,983           325,916          6,387,037
                                        -----------        -----------       ------------        ----------       ------------
NET ADDITIONS PRIOR TO
 INTERFUND TRANSFERS                     (3,179,336)         3,049,280            (52,839)        1,000,414            817,519
                                        -----------        -----------       ------------        ----------       ------------
NET INTERFUND TRANSFERS                      77,696            210,769           (356,990)           68,525               --
                                        -----------        -----------       ------------        ----------       ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                 $ 1,763,775        $13,398,581       $ 20,006,982        $2,973,278       $ 38,142,616
                                        -----------        -----------       ------------        ----------       ------------


See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH
FUND INFORMATION
YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                 PARTICIPANT DIRECTED
                                  ------------------------------------------------------------------
                                      CALDOR
                                      COMMON             EQUITY          FIXED
                                       STOCK             INDEX           INCOME           BALANCED
                                       FUND              FUND             FUND              FUND             TOTAL
NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR                $ 3,891,944      $  9,682,961      $ 21,526,277      $      --        $ 35,101,182
                                   -----------      ------------      ------------      -----------      ------------

ADDITIONS TO NET
 ASSETS ATTRIBUTED TO:
  Employer contributions             1,119,077              --                --               --           1,119,077
  Employee contributions               580,069         1,547,252         2,214,494          617,599         4,959,414
  Interest and dividend income           1,303             1,014         1,278,903          142,138         1,423,358
  Realized/unrealized gain
   (loss) in fair value
   of investments                     (600,579)          138,740              --           (112,506)         (574,345)
                                   -----------      ------------      ------------      -----------      ------------

           Total additions           1,099,870         1,687,006         3,493,397          647,231         6,927,504
                                   -----------      ------------      ------------      -----------      ------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefit payments                     406,209         1,070,388         2,988,276          117,945         4,582,818
  Administrative expenses               14,192            40,691            62,536            3,352           120,771
                                   -----------      ------------      ------------      -----------      ------------

           Total deductions            420,401         1,111,079         3,050,812          121,297         4,703,589
                                   -----------      ------------      ------------      -----------      ------------

NET ADDITIONS
  PRIOR TO  INTERFUND
  TRANSFERS                            679,469           575,927           442,585          525,934         2,223,915
                                   -----------      ------------      ------------      -----------      ------------

NET INTERFUND
  TRANSFERS                            294,002          (120,356)       (1,552,051)       1,378,405              --
                                   -----------      ------------      ------------      -----------      ------------

NET ASSETS AVAILABLE
 FOR BENEFITS, END
  OF YEAR                          $ 4,865,415      $ 10,138,532      $ 20,416,811      $ 1,904,339      $ 37,325,097
                                   ===========      ============      ============      ===========      ============


See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH
FUND INFORMATION
YEAR ENDED DECEMBER 31, 1993
- -------------------------------------------------------------------------------

                                                  PARTICIPANT DIRECTED
                                      ----------------------------------------------
                                        CALDOR
                                        COMMON           EQUITY            FIXED
                                        STOCK             INDEX            INCOME
                                         FUND             FUND              FUND             TOTAL
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF
  YEAR                                $ 3,094,930      $ 8,140,148      $ 20,170,643      $31,405,721
                                      -----------      -----------      ------------      -----------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Employer contributions                  559,345             --                --            559,345
  Employee contributions                  349,649        1,418,112         2,055,659        3,823,420
  Interest and dividend income              1,779              998         1,336,367        1,339,144
  Realized/unrealized gain (loss)
    in fair value of investments         (242,083)         857,021              --            614,938
                                      -----------      -----------      ------------      -----------

           Total additions                668,690        2,276,131         3,392,026        6,336,847
                                      -----------      -----------      ------------      -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments                        157,706          657,736         1,697,287        2,512,729
  Administrative expenses                  11,060           37,692            79,905          128,657
                                      -----------      -----------      ------------      -----------

           Total deductions               168,766          695,428         1,777,192        2,641,386
                                      -----------      -----------      ------------      -----------

NET ADDITIONS PRIOR TO
 INTERFUND TRANSFERS                      499,924        1,580,703         1,614,834        3,695,461
                                      -----------      -----------      ------------      -----------

NET INTERFUND TRANSFERS                   297,090          (37,890)         (259,200)            --
                                      -----------      -----------      ------------      -----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR               $ 3,891,944      $ 9,682,961      $ 21,526,277      $35,101,182
                                      ===========      ===========      ============      ===========


See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
- --------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Caldor, Inc. Profit Sharing Plan (the "Plan") for eligible employees of Caldor, Inc. (the "Employer") provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      a. General - The Plan, established January 1, 1990, is a defined contribution plan covering substantially all employees not covered under a collective bargaining agreement who have completed one year of service of at least 1,000 hours and are age 21 or older. The Plan was amended, effective January 1, 1993, to allow for the investment of contributions in common stock of The Caldor Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      b. Employee Contributions - Participating employees elect to contribute on a before-tax and/or after-tax basis from 1% to 15% of their compensation earned during any payroll period. Each participant may contribute on a before-tax basis up to the limits established by law.

      c. Employer Contributions - The employer contribution, referred to as the Company Matching Contribution, for a plan year is determined on the basis of the Employer's attainment of earnings objectives during the fiscal year ending on the Saturday closest to January 31 following such plan year.

            The Company Matching Contribution is not to exceed the amount deductible for such plan year for income tax purposes and may not exceed the limit established by law. The employer contribution may be made without regard to current or accumulated profits of the Employer.

      d. Participants' Accounts - Each participant has a separate account for before-tax contributions, after-tax contributions, pension rollover contributions and Company Matching Contributions. Each participant's account is credited with the participant's contribution and an allocation of (a) the Employer's contribution, (b) Plan earnings, and debited for participant's withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      e. Vesting - Participants are immediately vested in their before-tax contribution account, after-tax contribution account and pension rollover account plus actual earnings thereon. Vesting in their share of the Company Matching Contribution is based on years of continuous service on the following basis:

                       COMPLETED YEARS OF SERVICE    PERCENTAGE VESTED

                       Less than 3                           0%
                       3 but less than 4                    20
                       4 but less than 5                    40
                       5 but less than 6                    60
                       6 but less than 7                    80
                       7 or more                           100

            Notwithstanding the above, a participant is 100% vested when the participant has attained age 55 with at least five years of service, has attained normal retirement age, or upon death or permanent disability.

      f. Forfeitures - In the event that a participant terminates employment and is less than 100% vested in all accounts, forfeitures of the nonvested account in the Company Matching Contribution account, along with earnings on the forfeited amount, shall be used by the Employer to reduce future contributions by the Employer. Forfeitures in 1995, 1994, and 1993 were $35,000, $90,300 and $144,260, respectively.

      g. Payment of Benefits - Upon termination of employment for any reason, a participant or designated beneficiary shall receive a single lump-sum amount equal to the value of the participant's vested interest in his or her account as soon as practicable. A participant may elect to defer such distribution pursuant to plan provisions. A participant who terminates employment as a result of retirement may elect to receive a lump sum distribution or annual installments over a period not to exceed 10 years.

      h. Administrative - The Plan is administered by the Employer, which appoints a committee to control and manage the operation and administration of the Plan. The Employer also appoints an investment committee which has the responsibility and authority to make investment decisions for the Plan. The Trustee holds these investments and executes these decisions. The Plan's investments are held by a bank-administered trust fund.

      i. Administrative Expenses - Plan administrative expenses are paid for by the Plan.

      j. Investments - A participant may elect to have contributions to his/her participant account invested in one or a combination of the following investment options. The Company Matching Contribution is to be invested exclusively in the Caldor Common Stock Fund. A portion of any of the four funds may be invested in short term securities or maintained in cash.

      CALDOR COMMON STOCK FUND - This is a single security fund. Funds are invested solely in The Caldor Corporation common stock.

      EQUITY INDEX FUND - The prospectus for the Metropolitan Index Fund Contract indicates that funds are primarily invested in a diversified portfolio of equity securities designed to maintain an investment return that matches the performance of the Standard and Poor's Fortune 500 Stocks.

      FIXED INCOME FUND - Funds are invested in guaranteed investment contracts
      (GICs) issued by insurance companies or banks.

      BALANCED FUND - The prospectus for the Multi-Asset Fund indicates that funds are invested in a broad mix of stocks, bonds, and cash, which are well-diversified in each category.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value, as determined by the Plan's trustee based upon publicly stated price information. Short-term investments are stated at cost, which approximates market. Guaranteed investment contracts are valued at contract value.

      In accordance with the policy of stating investments at fair value, net appreciation (depreciation) in fair value of plan assets for the plan year is reflected in the statement of changes in net assets available for plan benefits. In accordance with the Department of Labor's regulations, net unrealized appreciation (depreciation) is calculated as the difference between the fair value of assets at the plan year-end date and the fair value of assets at the beginning of the plan year or based on historical cost if the investment was acquired since the beginning of the plan year.

      Security transactions are accounted for as of their trade dates. Realized gains and losses on sales of securities are computed based on the specific cost of the securities sold. Interest and dividend income is recorded when earned.


      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      BENEFITS PAYABLE - In 1994, the Plan changed its method of accounting for benefits payable to comply with the 1994 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1995 and 1994, net assets available for benefits included benefits of $202,405 and $582,594, respectively, due to participants who have withdrawn from participation in the Plan.

      RECENT ACCOUNTING PRONOUNCEMENT - In September 1994, the AICPA issued Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," which is effective for fiscal years beginning after December 15, 1994. However, the implementation of SOP 94-4 for contracts entered into before December 31, 1993 is delayed to plan years beginning after December 15, 1995. This new SOP requires a defined-contribution plan to report investment contracts that are not fully benefit responsive at fair value. Benefit responsiveness is defined as the extent to which a contract's terms and the plan itself permit or require participant-initiated withdrawals, loans, transfers, etc., at contract value. The Plan has not adopted SOP 94-4 at this time and has not determined the effect, if any, of adopting this SOP on its financial statements.

3.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the account balance of each affected participant shall be 100 percent vested and nonforfeitable.

4.    TAX STATUS

      The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated January 8, 1993. The Plan has been amended since receiving the last determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    INVESTMENTS

      The following tables represent the fair value of investments as of December 31, 1995 and 1994. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                    CALDOR COMMON                                EQUITY INDEX
                                                     STOCK FUND                                      FUND

                                             NO.                      FAIR             NO.                        FAIR
                                           SHARES       COST          VALUE          SHARES          COST         VALUE

DECEMBER 31, 1995
Cash                                                                                             $       155    $       155

Fidelity Short-term Investments            5,405    $     5,405    $     5,405          7,035          7,035          7,035
  Domestic Money Market Portfolio

Guaranteed Investment Contracts             --             --             --             --             --             --

Index Fund                                  --             --             --           62,992      9,814,965     13,256,727

Mutual Fund - Multi-Asset Fund              --             --             --             --             --             --

Other Investments                           --             --             --             --             --             --

Caldor Common Stock                      280,704      4,868,651        912,288           --             --             --
                                                    -----------    -----------                   -----------    -----------

Total                                               $ 4,874,056    $   917,693                   $ 9,822,155    $13,263,917
                                                    ===========    ===========                   ===========    ===========
DECEMBER 31, 1994

Fidelity Short-term Investments           16,826    $    16,826    $    16,826          7,029    $     7,029    $     7,029
  Domestic Money Market Portfolio

Guaranteed Investment Contracts             --             --             --             --             --             --

Index Fund                                  --             --             --           65,978      9,962,201     10,093,277

Mutual Fund - Multi-Asset Fund              --             --             --             --             --             --

Other Investments                           --             --             --             --             --             --

Caldor Common Stock                      158,037      4,152,592      3,516,323           --             --             --
                                                    -----------    -----------                   -----------    -----------

Total                                               $ 4,169,418    $ 3,535,149                   $ 9,969,230    $10,100,306
                                                    ===========    ===========                   ===========    ===========

                                             FIXED INCOME                                        BALANCED
                                                 FUND                                              FUND
                                          NO.                         FAIR              NO.                       FAIR
                                        SHARES          COST          VALUE           SHARES       COST           VALUE

DECEMBER 31, 1995
Cash                                                $       310    $       310                  $       155    $       155

Fidelity Short-term Investments           75,198         75,198         75,198         9,970          9,970          9,970
  Domestic Money Market Portfolio

Guaranteed Investment Contracts       16,680,622     16,680,622     16,680,622          --             --             --

Index Fund                                  --             --             --            --             --             --

Mutual Fund - Multi-Asset Fund              --             --             --         244,822      2,727,976      2,886,453

Other Investments                      3,082,752      3,082,752      3,082,752          --             --             --

Caldor Common Stock                         --             --             --            --             --             --
                                                    -----------    -----------                  -----------    -----------

Total                                               $19,838,882    $19,838,882                  $ 2,738,101    $ 2,896,578
                                                    ===========    ===========                  ===========    ===========

DECEMBER 31, 1994

Fidelity Short-term Investments           73,474    $    73,474    $    73,474         5,516    $     5,516    $     5,516
  Domestic Money Market Portfolio

Guaranteed Investment Contracts       15,725,792     15,725,792     15,725,792          --             --             --

Index Fund                                  --             --             --            --             --             --

Mutual Fund - Multi-Asset Fund              --             --             --         170,627      1,934,251      1,820,587

Other Investments                      4,464,934      4,464,934      4,464,934          --             --             --

Caldor Common Stock                         --             --             --            --             --             --
                                                    -----------    -----------                  -----------    -----------

Total                                               $20,264,200    $20,264,200                  $ 1,939,767    $ 1,826,103
                                                    ===========    ===========                  ===========    ===========














                                                  TOTAL
                                                           FAIR
                                           COST            VALUE

DECEMBER 31, 1995

Cash                                    $       620    $       620

Fidelity Short-term Investments              97,608         97,608
  Domestic Money Market Portfolio

Guaranteed Investment Contracts          16,680,622     16,680,622

Index Fund                                9,814,965     13,256,727

Mutual Fund - Multi-Asset Fund            2,727,976      2,886,453

Other Investments                         3,082,752      3,082,752

Caldor Common Stock                       4,868,651        912,288
                                        -----------    -----------

Total                                   $37,273,194    $36,917,070
                                        ===========    ===========

DECEMBER 31, 1994

Fidelity Short-term Investments         $   102,845    $   102,845
  Domestic Money Market Portfolio

Guaranteed Investment Contracts          15,725,792     15,725,792

Index Fund                                9,962,201     10,093,277

Mutual Fund - Multi-Asset Fund            1,934,251      1,820,587

Other Investments                         4,464,934      4,464,934

Caldor Common Stock                       4,152,592      3,516,323
                                        -----------    -----------

Total                                   $36,342,615    $35,723,758
                                        ===========    ===========

GUARANTEED INVESTMENT CONTRACTS - Substantially all of the Plan assets accumulated under the Fixed Fund are deposited in guaranteed investment contracts (GIC). One GIC is managed by John Hancock Mutual Life Insurance Co. and the other GIC is managed by Metropolitan Life Insurance Co. The contracts provide for a fixed return for the period of the contracts. As of December 31, 1995 and 1994, GIC's in the Fixed Income Fund were invested as follows:

                                                        GUARANTEED                  GUARANTEED
                                            1995         INTEREST        1994        INTEREST
  GUARANTEED INVESTMENT CONTRACTS          AMOUNT         RATE          AMOUNT         RATE
John Hancock Mutual Life Ins. Co.       $ 5,558,573       7.86 %     $ 5,222,719       7.66 %
  Contract #6185 expiration
  February 28, 1996

Metropolitan Life Ins. Co.               11,122,049       6.50        10,503,073       6.50
  Contract #12348 expiration
  September 9, 1999



During the Plan year ended December 31, 1995, the Plan's investment account contained no leases or loans in default or uncollectable, and there have been no prohibited party-in-interest transactions.

6.       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         The Plan's investments (including investments bought, sold and held during the year) depreciated in value by $(75,273) in 1995 and $(574,345) in 1994, as follows:

                                  NET APPRECIATION (DEPRECIATION)                      NET APPRECIATION (DEPRECIATION)
                                   IN FAIR VALUE OF INVESTMENTS,                        IN FAIR VALUE OF INVESTMENTS
                                          DECEMBER 31, 1995                                    DECEMBER 31, 1994
                         ---------------------------------------------------   -----------------------------------------------------
                            CALDOR                                                CALDOR
                            COMMON          EQUITY                                COMMON        EQUITY
                             STOCK          INDEX       BALANCED     TOTAL         STOCK         INDEX      BALANCED        TOTAL
                             FUND           FUND         FUND        FUNDS         FUND          FUND         FUND          FUNDS

Unrealized appreciation
  (depreciation):
  Common stock            (3,956,363)         --           --     (3,956,363)  $  (636,269)  $      --    $      --     $  (636,269)

  Mutual fund                   --            --        158,477      158,477          --            --       (113,635)     (113,635)

  Guaranteed index fund         --       3,441,763         --      3,441,763          --         131,078         --         131,078
                         -----------   -----------  -----------  -----------   -----------   -----------  -----------   -----------
       Total unrealized   (3,956,363)    3,441,763      158,477     (356,123)     (636,269)      131,078     (113,635)     (618,826)
                         -----------   -----------  -----------  -----------   -----------   -----------  -----------   -----------

Realized gain (loss):

  Common stock           $  (255,422)         --    $      --    $  (255,422)       35,690          --           --          35,690

  Mutual fund                   --            --        288,423      288,423          --            --          1,129         1,129

  Guaranteed index fund         --         247,849         --        247,849          --           7,662         --           7,662
                         -----------   -----------  -----------  -----------   -----------   -----------  -----------   -----------

       Total realized       (255,422)      247,849      288,423      280,850        35,690         7,662        1,129        44,481
                         -----------   -----------  -----------  -----------   -----------   -----------  -----------   -----------

Total                    $(4,211,785)  $ 3,689,612  $   446,900  $   (75,273)  $  (600,579)  $   138,740  $  (112,506)  $  (574,345)
                         ===========   ===========  ===========  ===========   ===========   ===========  ===========   ===========

7.       PLAN SPONSOR CHAPTER 11 FILING

         On September 18, 1995, the plan sponsor, The Caldor Corporation and certain of its subsidiaries (collectively the "Debtors") filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. The Debtors are presently operating their business as debtors-in-possession subject to the jurisdiction of the U.S. Bankruptcy Court for the Southern District of New York.

8.       NET DEPRECIATION IN FAIR VALUE OF CALDOR COMMON STOCK

         The Caldor Common Stock Fund is a single security fund which invests funds solely in the common stock of The Caldor Corporation. The performance of this fund is based solely on the performance of Caldor's common stock. All employer matching funds are allocated to this fund and are not eligible for reallocation. In fiscal 1995, the Caldor Common Stock Fund had $255,422 of realized losses and $3,956,363 of unrealized depreciation due to the decline in Caldor's stock price during 1995.

9.       SUBSEQUENT EVENT

         The Plan was amended as follows:

         Effective June 1, 1996, the Company Matching Contribution shall be made in cash and shall be invested among the Investment Funds in accordance with the participant's investment election in effect at the time the contribution is made. Prior to June 1, 1996, the Company Matching Contribution was made in cash or in kind. Under the terms of the Plan, in kind contributions were required to consist of Caldor Corporation common stock, based on the average closing share prices of the last five business days of the month in which such Company Matching Contribution was made. Similarly, under the terms of the Plan, where Company Matching Contributions were made in cash, the Trustee was required to purchase Caldor Corporation common stock.

         Effective June 1, 1996, a participant may elect to reallocate the value of his accounts attributable to Company Matching Contributions among all the Investment Funds. Prior to June 1, 1996 all Company Matching Contributions made to the Plan on a participant's behalf were invested exclusively in the Caldor Common Stock Fund and were not eligible for reallocation.

                                     ******

CALDOR, INC. PROFIT SHARING PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

(a)          (b)                                   (c)                                            (d)             (e)

                                                DESCRIPTION                                                       FAIR
       IDENTITY OF ISSUE                        OF INVESTMENT                                     COST            VALUE
    CALDOR COMMON STOCK
      FUND:
 *   Short-Term Investment             Domestic Money Market Portfolio;                       $     5,405      $     5,405
     Fidelity Investments                5,405 units

 *   Equities                          Common Stock; 280,704 shares;                            4,868,651          912,288
     The Caldor Corporation              $3.25 per share

    EQUITY INDEX FUND:
 *   Short-Term Investment             Domestic Money Market Portfolio;                             7,035            7,035
     Fidelity Investments                7,035 units

     Guaranteed Index Fund             Metropolitan Index Fund Contract,                        9,814,965       13,256,727
     Metropolitan Life                   #013605;  62,992 units
     Insurance Co.

    FIXED INCOME FUND:
 *   Short-Term Investments            Domestic Money Market Portfolio;                            75,198           75,198
     Fidelity Investments                75,198 units

     Other Investments                 Merrill Lynch Retirement Preservation                    3,082,752        3,082,752
     Merrill Lynch                       Trust; 3,082,752 shares; $1.00 per share

     Guaranteed Annuity Contract       Guaranteed Annuity Contract, #6185;                      5,558,573        5,558,573
     John Hancock Mutual                 5,558,573 units; 7.86%;
     Life Insurance Co.                  matures 2/28/96

     Guaranteed Annuity Contract       Guaranteed Annuity Contract,                            11,122,049       11,122,049
     Metropolitan Life Ins. Co.          #12348; 11,122,049 units; 6.50%;
                                         matures 9/9/99

    BALANCED FUND:
 *   Short-Term Investments            Domestic Money Market Portfolio;                             9,970            9,970
     Fidelity Investments                9,970 units

     Mutual Fund Mainstay              Multi-Asset Fund, 244,822 shares;                        2,727,976        2,886,453
     Institutional Funds, Inc.           $11.79 per share                                               0                0

     First Fidelity                    Cash                                                           620              620
                                                                                              -----------      -----------
    TOTAL                                                                                     $37,273,194      $36,917,070
                                                                                              ===========      ===========

 *   Represents party-in-interest

CALDOR, INC. PROFIT SHARING PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS - AGGREGATE BY ISSUE
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

          (a)                                            (b)                              (c)                          (d)

                                                     DESCRIPTION
                                                  OF ASSET (INCLUDE
      IDENTITY OF                                 RATE AND MATURITY                     PURCHASE                      SALES
    PARTY INVOLVED                                IN CASE OF LOAN)            NUMBER     PRICE             NUMBER     PRICE

CALDOR COMMON STOCK
  FUND:
  Caldor Common Stock                       Caldor Common Stock                  13    $1,954,713            10    $  300,495

  Fidelity Investments                      Domestic Money Market Portfolio      45     2,387,748            40     2,399,167


EQUITY INDEX FUND:
  Fidelity Investments                      Domestic Money Market Portfolio      49     4,203,275            45     4,203,269


FIXED INCOME FUND:
  Fidelity Investments                      Domestic Money Market Portfolio      50     5,043,860            46     5,042,136

  Merrill Lynch                             Retirement Preservation Trust Fund   20     1,227,897            12     2,693,727

          (a)                               (b)                    (e)       (f)         (g)            (h)           (i)

                                        DESCRIPTION                        EXPENSE                 CURRENT VALUE
                                     OF ASSET (INCLUDE                     INCURRED                 OF ASSET ON
      IDENTITY OF                    RATE AND MATURITY            LEASE      WITH       COST OF     TRANSACTION       NET
    PARTY INVOLVED                   IN CASE OF LOAN)             RENTAL  TRANSACTION    ASSET         DATE        GAIN (LOSS)

CALDOR COMMON STOCK
  FUND:
  Caldor Common Stock          Caldor Common Stock                 $ --     $ --      $  512,092    $  300,495    $ (211,597)

  Fidelity Investments         Domestic Money Market Portfolio       --       --       2,399,167     2,399,167          --


EQUITY INDEX FUND:
  Fidelity Investments         Domestic Money Market Portfolio       --       --       4,203,269     4,203,269          --


FIXED INCOME FUND:
  Fidelity Investments         Domestic Money Market Portfolio       --       --       5,042,136     5,042,136          --

  Merrill Lynch                Retirement Preservation Trust Fund    --       --       2,693,727     2,693,727          --

                                            SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              CALDOR INC. PROFIT SHARING PLAN

                                                  THE CALDOR CORPORATION,
                                                    PLAN ADMINISTRATOR

Date: June 28, 1996                           BY   /s/  Dennis M. Lee
                                                 -------------------------
                                                 Dennis M. Lee
                                                 Executive Vice President